Via Facsimile and U.S. Mail
Mail Stop 6010
								August 24, 2005

Mr. David S. Perry
President
Yadkin Valley Company
P.O. Box 18747
Raleigh, NC  27619

Re:	Yadkin Valley Company
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Forms 10-QSB for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
	File No. 0-28356

Dear Mr. Perry:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Exhibit 13 - 2004 Annual Report to Shareholders

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 4
1. You indicate in Note 1 to your financial statements that your most significant estimate is your determination of life policy claims reserve. Please revise your disclosure to include a discussion of your critical accounting estimates as outlined in Financial Reporting
Release No 72. Please address the following items related to the risks and uncertainties in your determination of assumed life policy claims reserves:
a. The dollar amount of reserves, at the balance sheet date, recorded based on information received from the cedant and the nature and extent of the information received from the cedant related to policies, claims, unearned premiums and loss reserves;
b. Quantified and narrative disclosure of the impact that reasonably likely changes in your estimate of the reserves would have on reported results, financial position and liquidity.
c. Because IBNR reserve estimates are more imprecise, the amount of
IBNR separately from case reserves.
d. The dollar amount that you are exposed to losses underlying contracts in force at the end of the balance sheet date;
e. The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;
f. What process management performs to determine the accuracy and completeness of the information received from the cedant;
g. How management uses the information received from the cedant in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology; and,
h. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedant.

Consolidated Financial Statements, page 8

Notes to Consolidated Financial Statements, page 14

Note 2:  Investments, page 18
2. Please refer to your disclosure that investments classified as other are carried at the lower of cost or market. It appears that these investments are marketable equity securities that do not have readily determinable fair values as defined by SFAS 115.
Paragraph
46 of SFAS 60, as amended, requires this type of investment to be reported at fair value. Please revise your 2004 Form 10-KSB and 2005
Forms 10-QSB to report these investments at fair value or tell us how you comply with GAAP. In addition, disclose the methodology used to determine the fair value of these securities and the likelihood that materially different amounts would be reported under different conditions. Include investments in your critical accounting estimates disclosure in MD&A.

Note 4: Shareholders` Equity and Restrictions (Unaudited), page 18
3. The disclosures in this note are required by paragraph 60h of SFAS
60 and should be audited. Please revise your Form 10-KSB to remove the unaudited designation or tell us why this note is unaudited.

      As appropriate, please amend your Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the quarters ended March
31, 2005 and June 30, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. David S. Perry
Yadkin Valley Company
August 24, 2005
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